EMPLOYMENT TERMINATION AND RETIREMENT AGREEMENT

This Employment Termination and Retirement Agreement is made this 18th day of December 2007 by and between Innova Robotics and Automation, a Delaware Corporation (“INNOVA”), Robotic Workspace Technologies, Inc, (“RWT”), a Florida corporation and wholly owned subsidiary of INNOVA, and Innova Robotics, Inc. (“IR”), a Florida corporation and wholly owned subsidiary of INNOVA, (INNOVA, RWT, and IR are collectively referred to herein as the “Corporation” and Walter Weisel (the “Executive”).

RECITALS

A. Executive has been employed by the Corporation in a senior executive position since the founding of RWT and is currently employed as the president of RWT and IR and serves as the Chairman of the Board of INNOVA

B. Corporation and Executive have determined that it is their mutual best interest that Executive retires as an employee of the Corporation and resign from all offices and directorships of Innova, and each of its subsidiaries.

C. Corporation and Executive believe that there are certain monies owed to Executive and that the Corporation does not currently have sufficient cash to pay those obligations.

D. Corporation and Executive desire to enter this Agreement to establish a method and form of payment of those obligations to Executive from the date hereof and after his termination as an employee of Innova, RWT and IR, and resignation as a Director and Chairman of the Corporation

Now therefore, in consideration of the RECITALS and the other Consideration set forth herein, the Corporation and Executive agree as follows:

1.
Resignation and Termination. Executive shall resign from all positions with the Corporation no later than December 20, 2007, including without limitation resigning as a director of INNOVA and any of its subsidiaries, president of RWT and IR, director of RWT and IR and any other positions he may hold with Innova and any subsidiary. Executive shall terminate his employment with the Corporation and all subsidiaries no later than December 20, 2007.

2.
Compensation. The compensation set forth below shall be paid to the Executive in full payment for all amounts owed to Executive including without limitation accrued salary, expense reimbursement, amounts payable under Executive’s employment agreement dated August 21, 2007 (the “Employment Agreement”), and any other amount owed or claimed by Executive to be owed to Executive.

a.
 Current Salary. Executive shall be paid an annual cash salary of $45,000 through December 31, 2007. This salary shall be paid on a bi-weekly basis. For the fist six (6) months of this agreement only, (January 1, 2008 through June 30, 2008) Corporation shall pay the Executive’s health insurance premium up to an amount equal to what the effective premium would be under COBRA as of the date of termination.

b.
Cash Payment. Upon execution of this Agreement, Executive shall be paid cash in the amount of $10,000 as accrued but unpaid salary. In addition, Executive shall be paid up to $3,453.49 for non reimbursed expenses upon submission of expense reports in accordance with Corporation policy.

c.
Stock Payment. Executive shall be paid in restricted stock of the Corporation or in cash in the Corporation’s sole discretion, the aggregate gross sum of $110,000, less applicable health insurance premiums, payable as follows:

(i)
Beginning thirty (30) days following Executive’s termination from the Corporation, and monthly thereafter for a total of eleven (11) months, the Corporation shall pay Executive $10,000 monthly in its restricted common stock at the Volume Weighted Average Price (VWAP) of the Corporation’s stock price for the five (5) trading days immediately preceding the payment date; such VWAP will be the share price amount as determined by Bloomberg. The payment amount shall be less such amount as it is required to pay the actual premiums for Executive’s health insurance during the period January 1, 2008 thru June 30, 2008, not to exceed the amount that would be payable by Executive if Executive elected COBRA coverage. All such stock shall be subject to Rule 144. All such monthly payments shall end after eleven (11) months of payment.

(ii)
In December 2007 and in any subsequent period in which Executive is permitted by the federal Securities laws to sell stock , Executive shall sell previously owned stock in such amounts as are necessary for him to net an amount equal to Thirty Thousand Dollars less the amount required to be paid for Executive’s health insurance. If Executive is unable due to Securities law restrictions or market volume restrictions to sell an amount equal to said cash amount of Thirty Thousand Dollars ($30,000) less the amount paid by the Corporation for health insurance, then Corporation shall loan Executive an amount equal to the difference, with the common stock of the Corporation being held as collateral to secure the loan.a

d.
Additional Stock Payment. The Corporation shall pay 2,800,000 shares of the Corporation’s restricted common stock to Executive in four equal quarterly installments in 2008 beginning April 1, 2008. Such stock shall be subject to Rule 144. Notwithstanding the above, the payment may be deferred for so long as is required to assure that the Executive does not hold more than ten percent (10%) of the issued and outstanding shares of the Corporation during any period.

3.          Consulting Agreement. Upon termination of Executive’s employment agreement, the Corporation shall retain Executive as a Consultant on terms mutually agreeable to the Parties.

4.        Corporation’s Acknowledgement of its Obligation to Pay the SBA Loan. The Corporation agrees that it will pay all obligations owed by it on the SBA loan as such become due and payable in a timely manner to the extent cash is available to make such payment as so determined in the sole discretion of the Chief Executive Officer of the Corporation and as approved by the Board of Directors.

5.        Termination of Employment Agreement. Corporation and Executive agree that upon Executive’s resignation, all terms, conditions, and obligations under that certain Employment Agreement by and between the Executive and the Corporation dated as of August 21, 2007 (the “Employment Agreement”) shall terminate except for Section 11, Confidentiality of Information; Duty of Non-Disclosure which shall continue to apply for a period of five years, and Section 12, Covenant Not to  Compete, which shall continue to apply for so long as the Executive is a Consultant to the Corporation or one of its wholly owned subsidiaries plus an additional eighteen months (18) thereafter unless otherwise approved by the Corporation. After said twenty-four (24) month period, Executive shall not be bound by the provisions of Section 12 of the Employment Agreement prohibiting competition. Corporation agrees that after termination of the Consulting Agreement that it shall give Executive the right to be employed by any entity which is not engaged in the business then engaged in by CoroWare or any entity which is licensing intellectual property similar to that being licensed by the Corporation or is otherwise prohibited by the terms of the Consulting Agreement. Upon termination of the Consulting Agreement, Executive shall return to the Corporation all property provided him by the Corporation, for use in relation to his employment or consulting services, and, in addition, Executive shall surrender to the Corporation any and all sales materials, lists of customers and prospective customers, price lists, files, patent applications, records, models, software files, listings, copies of window software, or other materials and information of or pertaining to the Corporation, or any of its customers or prospective customers or the products, business, and operations of the Corporation or any of its subsidiaries.

6.           Release. Except for the obligations of the Corporation set forth herein, Executive hereby releases and forever discharges the Corporation and any wholly owned subsidiaries, their officers, directors, employees, agents and their successors and assigns from any and all claims or liabilities arising on or before his termination of employment and resignation from all positions of the Corporation, of any nature known or unknown including without limitation claims as a shareholder, employee, director, officer or in any other capacity as of the date of this agreement which he may now have or hereafter have against any of them. This release includes, but is not limited to, any claims Executive may have under any federal or state civil rights or discrimination laws, including, without limitation, the Older Workers Benefit Protection Act, and the Federal Age Discrimination Act and similar state of Florida laws. Executive acknowledges that this is a General Release and that he intends to be personally bound and to bind his heirs, executors, administrators, successors and assigns to its terms.

7.           Other Provisions.

                               a.              Notices. Any notice required or permitted hereunder shall be made in writing (i) either by actual delivery of the notice into the hands of the party thereunder entitled, or (ii) by the mailing of the notice in the United States mail, certified or registered mail, return receipt requested, all postage prepaid and addressed to the party to whom the notice is to be given at the party's respective address as set forth in the records of the Corporation.

The notice shall be deemed to be received in case (i) on the date of its actual receipt by the party entitled thereto and in case (ii) on the date which is three days after its mailing.
                                b.               Amendment. No amendment or modification of this Agreement shall be valid or binding upon the Corporation unless made in writing and signed by an officer of the Corporation duly authorized by the Board of Directors or upon the Executive unless made in writing and signed by him.

                                c.              Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter set forth herein.

d.              Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Florida.

e.               Severability. If any provision of this Agreement shall, for any reason, be held unenforceable, such provision shall be severed from this Agreement unless, as a result of such severance, the Agreement fails to reflect the basic intent of the parties. If the Agreement continues to reflect the basic intent of the parties, then the invalidity of such specific provision shall not affect the enforceability of any other provision herein, and the remaining provisions shall remain in full force and effect.

f.                Assignment. The Executive may not under any circumstances delegate any of his rights and obligations hereunder without first obtaining the prior written consent of the Corporation. This Agreement and all of the Corporation’s rights and obligations hereunder may be assigned or transferred by it, in whole or in part, to be binding upon and inure to the benefit of any subsidiary or successor of the Corporation.

g.              Costs of Enforcement. In the event of any suit or proceeding seeking to enforce the terms, covenants, or conditions of this Agreement, the prevailing party shall, in addition to all other remedies and relief that may be available under this Agreement or applicable law, recover his or its reasonable attorneys' fees and costs as shall be determined and awarded by the court.

h.              Initial Payment. Not later than 21 December, 2007 the Company shall pay Executive the following: (i). the Cash Payment pursuant to Section 2.b. of this Agreement, (ii). $10,000 as the initial Stock Payment pursuant to Section 2.c.(ii) of this Agreement, and (iii) the remaining Current Salary pursuant to Section 2.a of this Agreement. In the event that the Company does not make this Initial Payment on or before that date, this Agreement shall be considered null and void.

IN WITNESS WHEREOF, this Agreement is entered into on the day and year first above written.

Innova and each of its wholly owned subsidiaries:

Innova Robotics and Automation, Inc.

By:

Eugene Gartlan
Chief Executive Officer

EXECUTIVE:
By

Walter K. Weisel

CONSULTANT:

By:

Walter K. Weisel